EXHIBIT 1(a)

 Media: Jeffrey Smith, 312.558.8727
 Analysts: Janet Bergman, 312.558.8651

 SARA LEE CORPORATION TO COMMENCE TENDER OFFER
 AT $10.50 PER SHARE FOR CHOCK FULL O'NUTS CORPORATION

 CHICAGO (May 4, 1999) - Sara Lee Corporation today announced that it will commence a cash tender offer to purchase all outstanding shares of Chock full o'Nuts Corporation for $10.50 per share, all of its outstanding 7% convertible senior subordinated debentures due 2012 for $1275.82 per $1,000 bond and all of its 8% convertible senior subordinated debentures due 2006 for $1,344.43 per $1,000 bond.

 "Because the board of directors has rejected our offers, we now invite the securityholders of Chock full o'Nuts to tender their securities and to express their views on the merits of our offer to their board of directors," said C. Steven McMillan, president and chief operating officer
 of Sara Lee Corporation.   "We believe that securityholders will find our
 offer attractive, particularly in light of the company's historical operating and stock price performance."

 McMillan added, "Given the company's takeover defenses, the board of directors of Chock full o'Nuts is standing in the way of its stockholders receiving $10.50 per share in cash. We continue to be hopeful that the directors of Chock full o'Nuts will ultimately recognize the benefits of a transaction on the terms that we have proposed."

 The $10.50 tender offer price represents a 65% premium to Chock full o'Nuts' closing stock price of $6.38 on April 22, 1999, the last trading day prior to Sara Lee's Schedule 13D filing with the Securities and Exchange Commission. As of that date, $10.50 represented a 67% premium to the stock's one-year average price, a 71% premium to its three-year average price, and a 74% premium to its five-year average price.

                                  - more -

 Sara Lee's $10.50 offer price represents a multiple of 27.6x Chock full o'Nuts latest twelve months reported diluted earnings per share and a multiple of 18.8x the highest earnings per share reported by the company over the last five fiscal years.

 The tender offer is subject to certain conditions, including the tender of shares and bonds resulting in Sara Lee holding securities representing 2/3 of the shares outstanding on a fully diluted basis, the board of Chock full o'Nuts having redeemed or otherwise rendered its stockholder rights plan inapplicable, the board having rendered the New York business combination statute inapplicable to the offer and expiration of the anti-trust waiting period. The complete terms and conditions of the offer will be set forth in Sara Lee's Offer to Purchase that will be mailed to Chock full o'Nuts securityholders beginning next week.

 Sara Lee previously disclosed its interest in acquiring Chock full o'Nuts Corporation in its filing on Schedule 13D with the Securities and Exchange Commission on April 22, 1999. At that time, Sara Lee indicated that it had purchased Chock full o'Nuts securities equivalent to 598,328 shares of common stock. Sara Lee also disclosed that it has made proposals to the board of directors of Chock full o'Nuts to acquire the company that have been rejected.

 Pending the successful completion of this transaction, Chock full o'Nuts would be managed by Sara Lee's Superior Coffee division. In the U.S., Superior Coffee is the nation's leading food service coffee supplier, servicing independent restaurants and regional and national chains, hotels hospitals and universities. Superior markets its products under the Superior, Douwe Egberts, Continental, Metropolitan, Java Coast, McGarvey and Paradise Tropical Tea brand names. Sara Lee Corporation's Coffee and Tea line of business is managed by Sara Lee/DE, the Netherlands-based subsidiary of Sara Lee that also oversees the company's Household and Body Care line of business.

 Sara Lee Corporation is a global consumer packaged goods company with more than $20 million in annual revenues. Its leading brands include Sara Lee, Douwe Egberts, Hillshire Farm, Hanes, Coach, and Playtex.

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